Country Style Cooking Restaurant Chain Reports Second Quarter 2013 Financial Results

2Q13 Revenues up 16.5% YoY to RMB325.8 Million

2Q13 Adjusted Net Income RMB12.3 Million

2Q13 Adjusted EBITDA RMB28.2 Million

Chongqing, China, August 15, 2013 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the second quarter of 2013.

Second Quarter 2013 Financial Highlights

•	Revenues in the second quarter of 2013 were RMB325.8 million ($53.1 million), an increase of 16.5% from RMB279.7 million in the same quarter of 2012.
•	Comparable restaurant sales increased by 3.7% from the same quarter of 2012. There were 181 restaurants in the comparison.
•	Restaurant level operating margin was 13.9%, a decrease of 218 basis points from the same quarter of 2012.
•	Adjusted EBITDA was RMB28.2 million ($4.6 million) in the second quarter of 2013, compared to RMB28.9 million in the same quarter of 2012.
•	Net income for the second quarter of 2013 was RMB7.5 million ($1.2 million), as compared to RMB18.9 million in the same quarter of 2012. Adjusted net income (non-GAAP) was RMB12.3 million ($2.0 million), as compared to RMB15.1 million in the same quarter of 2012.
•	Diluted net income per American depositary share (“ADS”) was RMB0.29 ($0.05). Adjusted diluted net income per ADS (non-GAAP) was RMB0.47 ($0.08). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of six in the second quarter of 2013 to 268 restaurants as of June 30, 2013, including 237 “Country Style Cooking” and 31 “Mr. Rice” branded restaurants, covering 29 cities and up from 217 restaurants as of June 30, 2012.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “We are pleased to maintain solid top-line growth for the second quarter of 2013, beating our quarterly revenue forecast. Comparable same store sales (SSS) increased by 3.7%, primarily driven by rising average selling prices and a campaign to enhance customer satisfaction. We believe that as we enter the busy summer months, SSS will continue to improve. During the second quarter, we opened 15 new restaurants and closed nine non-productive restaurants bringing our total restaurant count to 268 as of June 30, 2013.”

Mr. Adam Zhao, Chief Financial Officer of Country Style Cooking, added, “With our SSS turning positive based on our efforts in recent quarters, we believe our business is recovering and our balanced growth strategy is working for the company. We believe with the reduction in the number of non-performing stores in our portfolio, this will lead to less impairment cost in the second half of the year. We expect our focus on opening new restaurants in more productive locations along with our cost control measures can further improve the company’s long term profitability.”

Second Quarter 2013 Financial Performances

Revenues in the second quarter of 2013 increased by 16.5% to RMB325.8 million ($53.1 million) from RMB279.7 million in the same quarter of 2012. Revenue growth was primarily supported by the Company’s expanding restaurant network as well as increased average selling prices. During the second quarter of 2013, Country Style Cooking added a total of 15 restaurants and closed nine restaurants, bringing the total restaurant count to 268 as of June 30, 2013, compared to its total restaurant count of 217 as of June 30, 2012. Restaurants opened in the second quarter included 12 “Country Style Cooking” and three “Mr. Rice” restaurants. Comparable restaurant sales increased by 3.7% compared with the same quarter of 2012. There were 181 restaurants in the comparison.

Due to the poor performance of the restaurant business, the Company has decided to close nine restaurants in the second quarter of 2013, three of which were in Shanghai.

Costs of food and paper increased by 21.1% to RMB151.1 million ($24.6 million) in the second quarter of 2013 from RMB124.7 million in the same quarter of 2012, primarily due to the expansion of the Company’s restaurant network and increased price level of raw material. Additionally, since the beginning of 2013, the Company has increased the food portion of its single meals in connection with the special customer satisfaction enhancement campaign. As a percentage of revenues, the cost of food and paper increased to 46.4% in the second quarter of 2013 from 44.6% in the same quarter of 2012.

Restaurant wages and related expenses increased by 22.1% to RMB65.4 million ($10.7 million) in the second quarter of 2013 from RMB53.6 million in the same quarter of 2012. The increase was primarily due to increased total employee wages associated with an increased workforce from a higher restaurant count. Share-based compensation expenses included in restaurant wages and related expenses increased slightly to RMB1.1 million ($0.2 million) in the second quarter of 2013, compared to RMB1.0 million in the second quarter of 2012. As a percentage of revenues, restaurant wages and related expenses increased slightly to 20.1% in the second quarter of 2013 from 19.2% in the same quarter of 2012.

Restaurant rent expenses increased by 8.5% to RMB31.4 million ($5.1 million) in the second quarter of 2013 from RMB28.9 million in the same quarter of 2012. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses dropped slightly to 9.6% in the second quarter of 2013 from 10.3% in the second quarter of 2012.

Restaurant utility expenses increased by 17.3% to RMB19.9 million ($3.2 million) in the second quarter of 2013 from RMB17.0 million in the same quarter of 2012. As a percentage of revenues, restaurant utility expenses stood at 6.1%.

Other restaurant operating expenses increased by 21.4% to RMB12.8 million ($2.1 million) in the second quarter of 2013 from RMB10.6 million in the same quarter of 2012. As a percentage of revenues, other restaurant operating expenses were 3.9% in the second quarter of 2013, compared to 3.8% in the second quarter of 2012.

Restaurant-level operating margin was 13.9% in the second quarter of 2013, a decrease of 218 basis points over the same quarter of 2012. The decrease in restaurant-level operating margin was primarily due to the increase in the food portion in connection with a special customer satisfaction enhancement campaign.

Selling, general and administrative (SG&A) expenses decreased to RMB18.5 million ($3.0 million) in the second quarter of 2013 from RMB18.9 million in the same quarter of 2012. Share-based compensation expenses included in SG&A was RMB2.8 million ($0.5 million) in the second quarter of 2013, compared to RMB3.2 million in the second quarter of 2012. As a percentage of revenues, SG&A expenses were 5.7% in the second quarter of 2013, down from 6.7% in the second quarter of 2012.

Pre-opening expense for the second quarter of 2013 was RMB2.3 million ($0.4 million), as compared to RMB1.3 million in the same quarter of 2012, primarily because of more new store openings compared to the second quarter of 2012. As a percentage of revenues, pre-opening expense increased to 0.7% in the second quarter of 2013 from 0.5% in the same quarter of 2012.

Depreciation expense for the second quarter of 2013 was RMB17.0 million ($2.8 million), representing an increase of 19.6% as compared to RMB14.2 million in the same quarter of 2012, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense slightly increased to 5.2% in the second quarter of 2013 from 5.1% in the same quarter of 2012.

Property and equipment impairment charges were RMB1.5 million ($0.2 million) in the second quarter of 2013, as compared to RMB1.4 million in the same quarter of 2012, representing costs related to asset impairment with five underperforming restaurants, two of which the Company plans to close in the third quarter of 2013.

Income from operations for the second quarter of 2013 was RMB5.9 million ($1.0 million), representing a decrease of 34.9% as compared to RMB9.1 million in the same quarter of 2012.

Interest income for the second quarter of 2013 was RMB7.3 million ($1.2 million), representing an increase of 38.1% as compared to RMB5.3 million in the same quarter of 2012.

Foreign currency exchange loss for the second quarter of 2013 was RMB1.4 million ($0.2 million), as compared to a gain of RMB0.5 million in the same quarter of 2012.

Income tax expense in the second quarter of 2013 was RMB4.0 million ($0.7 million), compared to a gain of RMB3.4 million in the same quarter of 2012. Income tax expense in the second quarter of 2013 includes exceptional tax expense of RMB0.9 million as a result of tax audit carried out by the tax bureau in Chongqing.

Included in the deferred tax assets as of June 30, 2013, was an amount of RMB2.0 million, related to accrued expenses recorded in 2012 and deducted for tax purposes. During the second quarter of 2013, a change in the timing of the deductibility of such expenses was determined by the local tax bureau during the tax audit conducted in Chongqing. An equivalent amount of RMB2.0 million was included in income taxes payable as of June 30, 2013.

Net income was RMB7.5 million ($1.2 million), as compared to RMB18.9 million in the second quarter of 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and exceptional tax expense, was RMB12.3 million ($2.0 million) in the second quarter of 2013, compared to RMB15.1 million in the second quarter of 2012.

Diluted net income per ADS in the second quarter of 2013 was RMB0.29 ($0.05), compared to RMB0.72 in the second quarter of 2012. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and exceptional tax expense, was RMB0.47 ($0.08) in the second quarter of 2013, compared to RMB0.58 in the second quarter of 2012. The Company had approximately 26.4 million diluted weighted average ADSs outstanding during the quarter ended June 30, 2013.

EBITDA (non-GAAP), defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB21.2 million ($3.5 million) in the second quarter of 2013, compared to RMB24.3 million from the same quarter of 2012. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges, and share-based compensation expenses, was RMB28.2 million ($4.6 million) in the second quarter of 2013, compared to RMB28.9 million in the same quarter of 2012.

As of June 30, 2013, the Company had cash, cash equivalents and short-term investments of RMB595.3 million ($97.0 million), compared to RMB550.1 million as of December 31, 2012.

Net cash provided by operating activities was RMB84.3 million ($13.7 million) for the six months ended June 30, 2013, up from RMB77.9 million in the same period of 2012.

Outlook

For the third quarter of 2013, the Company currently estimates that revenues will be between RMB380 million ($61.9 million) and RMB390 million ($63.5 million), representing a year-over-year growth of between approximately 16.8% and 19.9%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.1374 to US$1.00 on June 28, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 pm, Eastern Time on August 15, 2013, which is 8:30 am, Beijing Time on August 16, 2013, to discuss second quarter 2013 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-855-298-3404
International:	+1-631-5142-526
Hong Kong:	+800-905-927
China:	+4001-200-539

Passcode:	1602938

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses and exceptional tax expense/(benefit). We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and exceptional tax expense/(benefit). We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter 2013, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of June 30,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	229,367	256,953	41,867
Short-term investments	320,727	338,329	55,126
Due from related parties	-	282	46
Inventories	42,159	41,618	6,781
Prepaid rent	13,063	13,282	2,164
Prepaid expenses and other current assets	21,837	23,958	3,904
Deferred tax assets-current	771	2,820	459
Total current assets	627,924	677,242	110,347
Property and equipment, net	368,239	366,339	59,690
Goodwill	5,563	5,563	906
Deferred tax assets - non current	6,025	6,025	982
Deposits for leases	17,968	18,498	3,014
Total assets	1,025,719	1,073,667	174,939

Current liabilities:
Accounts payable	49,139	65,994	10,753
Deferred revenue	3,544	8,070	1,315
Due to related parties	25	-	-
Accrued payroll	23,734	26,100	4,253
Income taxes payable	7,437	5,837	951
Other current liabilities	46,627	52,586	8,568
Total current liabilities	130,506	158,587	25,840
Deferred rent - non current	21,631	23,859	3,887
Prepaid subscription	158	83	14
Advanced receipts from depositary bank	3,296	3,014	491
Total liabilities	155,591	185,543	30,232

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 104,404,831 and 104,730,766 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	745	747	122
Additional paid-in capital	719,641	728,574	118,711
Retained earnings	158,068	167,597	27,307
Accumulated other comprehensive loss	(8,326)	(8,794)	(1,433)
Total equity	870,128	888,124	144,707

Total liabilities and equity	1,025,719	1,073,667	174,939

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended June 30,
	2012		2013
	RMB	%	RMB	%	US$

Revenue - restaurant sales	279,660	100.0	325,844	100.0	53,092
Costs and expenses:
Restaurant expenses:
Food and paper expense	124,735	44.6	151,095	46.4	24,619
Restaurant wages and related expenses[1]	53,568	19.2	65,432	20.1	10,661
Restaurant rent expense	28,927	10.3	31,399	9.6	5,116
Restaurant utilities expense	16,963	6.1	19,896	6.1	3,242
Other restaurant operating expenses	10,565	3.8	12,821	3.9	2,089
Selling, general and administrative expenses[1]	18,876	6.7	18,535	5.7	3,020
Pre-opening expense	1,331	0.5	2,306	0.7	376
Depreciation	14,198	5.1	16,978	5.2	2,766
Property and equipment impairment charges	1,422	0.5	1,470	0.5	240
Total operating expenses	270,585	96.8	319,932	98.2	52,129

Income from operations	9,075	3.2	5,912	1.8	963

Interest income	5,281	1.9	7,293	2.2	1,188
Foreign exchange gain ( loss)	512	0.2	(1,440)	(0.4)	(235)
Other income/(loss)	555	0.2	(206)	(0.1)	(34)
Income before income taxes	15,423	5.5	11,559	3.5	1,882

Income tax expense/(benefit)	(3,435)	(1.2)	4,025	1.2	656
Net income	18,858	6.7	7,534	2.3	1,226

Basic net income per share	0.18		0.07		0.01
Diluted net income per share	0.18		0.07		0.01
Basic net income per ADS	0.73		0.29		0.05
Diluted net income per ADS	0.72		0.29		0.05
Basic weighted average ordinary shares outstanding	103,959,340		104,630,867		104,630,867
Diluted weighted average ordinary shares outstanding	104,830,111		105,569,206		105,569,206

1 Includes share-based compensation expenses of RMB4.2 million and RMB3.9 million ($0.6 million) for the three months ended June 30, 2012 and 2013, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended June 30,
	2012	2013
	RMB	RMB	US$

Net income	18,858	7,534	1,226
Other comprehensive income/ (loss)
Foreign currency translation adjustments	174	(385)	(63)
Comprehensive income	19,032	7,149	1,163

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the six months ended June 30,
	2012	2013
	RMB	RMB	US$
Operating activities:
Net income	37,125	9,529	1,553
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	1,566	2,983	486
Property and equipment impairment charges	3,951	5,451	888
Depreciation	27,783	34,509	5,623
Deferred income tax	2,067	(2,050)	(334)
Share based compensation	8,700	7,729	1,259
Changes in operating assets and liabilities:			-
Due from related parties	(380)	(282)	(46)
Inventories	22,033	541	88
Prepaid rent	101	(219)	(36)
Prepaid expenses and other current assets	(245)	(2,119)	(345)
Deposits for leases	(49)	(529)	(86)
Accounts payable	(5,556)	16,855	2,746
Deferred revenue	(778)	4,526	737
Due to related parties	-	(25)	(4)
Accrued payroll	(1,452)	2,365	385
Income taxes recoverable	(3,679)	-	-
Income taxes payable	(17,452)	(1,600)	(261)
Deferred rent	6,002	2,377	387
Other liabilities	(1,885)	4,297	701
Net cash provided by operating activities	77,852	84,338	13,741
Investing activities:
Purchase of property and equipment	(68,122)	(39,896)	(6,500)
Proceeds from disposals of property and equipment	274	129	21
Purchase of short-term investment	-	(308,178)	(50,213)
Withdrawal of short-term investment	-	290,576	47,345
Net cash used in investing activities	(67,848)	(57,369)	(9,347)
Financing activity:
Proceeds from exercise (early exercise) of employee stock options	380	1,090	178
Net cash provided by financing activity:	380	1,090	178
Effect of exchange rate	135	(473)	(77)
Net increase in cash and cash equivalents	10,519	27,586	4,495
Cash and cash equivalents, beginning of period	327,546	229,367	37,372
Cash and cash equivalents, end of period	338,065	256,953	41,867

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended June 30,
	2012	2013
	RMB	RMB	US$

Net income	18,858	7,534	1,226
Share-based compensation expenses:
Restaurant wages and related expenses	984	1,087	177
Selling, general and administrative expenses	3,197	2,767	451
Exceptional tax expense/(benefit)	(7,918)	898	146
Adjusted net income (non-GAAP) [1]	15,121	12,286	2,000

Diluted net income per ADS	0.72	0.29	0.05
Adjusted diluted net income per ADS (non-GAAP) [1]	0.58	0.47	0.08
Diluted weighted average ADSs outstanding	26,207,528	26,392,302	26,392,302

	Three months ended June 30,
	2012	2013
	RMB	RMB	US$

GAAP net income	18,858	7,534	1,226
Income tax expense/(benefit)	(3,435)	4,025	656
Interest income	(5,281)	(7,293)	(1,188)
Depreciation and amortization	14,198	16,978	2,766
EBITDA (non-GAAP)	24,340	21,244	3,460

EBITDA (non-GAAP)	24,340	21,244	3,460
Foreign exchange loss (gain)	(512)	1,440	235
Other loss/(income)	(555)	206	34
Property and equipment impairment charges	1422	1,470	240
Share-based compensation expenses
Restaurant wages and related expenses	984	1,087	177
Selling, general and administrative expenses	3,197	2,767	451
Adjusted EBITDA (non-GAAP)	28,876	28,214	4,597

1 Excludes share-based compensation and exceptional tax expense/(benefits) in the second quarter of 2013.